Exhibit 99.1

Secoo Reports Unaudited Fourth Quarter and Full Year 2018 Results

BEIJING, Apr. 4, 2019 (GLOBE NEWSWIRE) — Secoo Holding Limited (“Secoo”, the “Company” or “We”) (NASDAQ: SECO), Asia’s largest online integrated upscale products and services platform, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2018.

Highlights for Fourth Quarter 2018:

•                  GMV1 reached RMB3,080.7 million (US$448.1 million) for Q4 2018, representing an increase of 58.5% from RMB1,943.4 million for Q4 2017.

•                  Total number of orders2 was 945.2 thousand for Q4 2018, representing an increase of 72.0% from 549.4 thousand for Q4 2017.

•                  Number of active customers3 increased by 79.9% to 406.0 thousand for Q4 2018 from 225.7 thousand for Q4 2017.

•                  Total revenues reached RMB1,792.6 million (US$260.7 million) for Q4 2018, increasing by 27.0% from RMB1,411.6 million in Q4 2017.

•                  Gross margin was 18.7% for Q4 2018, compared to 15.5% in Q4 2017.

•                  Net income increased by 2.8% to RMB48.3 million (US$7.0 million) for Q4 2018 from RMB47.0 million for Q4 2017.

•                  Basic and diluted net income per share were RMB1.85 (US$0.27) and RMB1.79 (US$0.26), respectively, for Q4 2018, compared with basic and diluted net income per share of RMB1.84 and RMB1.76, respectively, for Q4 2017. Basic and diluted net income per American Depositary Share (“ADS”) were RMB0.92 (US$0.13) and RMB0.89 (US$0.13), respectively, for Q4 2018, compared to basic and diluted net income per ADS of RMB0.92 and RMB0.88, respectively, for Q4 2017. Two ADSs represent one ordinary share.

•                  Non-GAAP basic and diluted net income per share4 were RMB2.11 (US$0.31) and RMB2.04 (US$0.30), respectively, for Q4 2018, compared to RMB3.42 and RMB3.28, respectively, for Q4 2017.  Basic and diluted non-GAAP net income per ADS were RMB1.05 (US$0.15) and RMB1.02 (US$0.15), respectively, for Q4 2018, compared to RMB1.71 and RMB1.64, respectively, for Q4 2017.

Highlights for Full Year 2018:

•                  GMV1 reached RMB8,048.1 million (US$1,170.5 million) for full year 2018, representing an increase of 52.9% from RMB5,262.4 million for 2017.

•                  Total number of orders2 was 2.3 million for full year 2018, representing an increase of 64.3% from 1.4 million for 2017.

•                  Number of active customers3 increased by 69.8% to 730.0 thousand for 2018.

•                  Total registered customers reached 27.0 million as of December 31, 2018 from 18.7 million as of December 31, 2017.

•                  Total revenues reached RMB5,387.6 million (US$783.6 million) for full year 2018, increasing by 44.0% from RMB3,740.5 million in 2017.

•                  Gross margin was 17.8% for full year 2018, compared to 16.4% for 2017.

•                  Net income increased by 16.6% to RMB155.5 million (US$22.6 million) for full year 2018 from RMB133.4 million for 2017.

•                  Basic and diluted net income per share were RMB6.02 (US$0.88) and RMB5.82 (US$0.85), respectively, for full year 2018, compared with basic and diluted net loss per share of RMB5.55 for 2017. Basic and diluted net income per American Depositary Share (“ADS”) were RMB3.01 (US$0.44) and RMB2.91 (US$0.42), respectively, for full year 2018, compared to basic and diluted net loss per ADS of RMB2.78 for 2017.

•                  Non-GAAP basic and diluted net income per share4 were RMB6.95 (US$1.01) and RMB6.72 (US$0.98), respectively, for full year 2018, compared with Non-GAAP basic and diluted net loss per share of RMB1.87 for 2017.  Non-GAAP basic and diluted net income per ADS were RMB3.48 (US$0.51) and RMB3.36 (US$0.49), respectively, for full year 2018, compared to basic and diluted net loss per ADS of RMB0.93 for 2017.

1 GMV, or Gross Market Value, refers to the total value of all orders of products and services, excluding the value of whole car sales, placed on our online platform and in our offline experience centers, regardless of whether the products are delivered or returned or whether the services are cancelled during the period presented.

2 Total orders refer to the total number of orders of products and services, excluding the number of whole car sales, placed on our online platform and in our offline experience centers, regardless of whether the products are delivered or returned or whether the services are cancelled during the period presented.

3 Active customer refers to a customer who made at least one account purchase during the period presented.
4 Non-GAAP basic and diluted  net income per share is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to ordinary shareholders of Secoo Holding Limited , divided by weighted average number of basic and diluted shares outstanding, including the dilutive effect of share-based awards as determined under the treasury stock method.  Non-GAAP basic and diluted net income per ADS is equal to non-GAAP basic and diluted net income per share divided by two, as two ADSs represent one ordinary share.

Commentary

Mr. Richard Rixue Li, Chairman and Chief Executive Officer of Secoo, said, “We are pleased with our financial and operational performance in 2018, which marks our tenth anniversary since our founding. Performance wise, the fiscal year  was highlighted by year-over-year GMV growth of 52.9% and total revenue growth of 44.0%, as well as robust growth in the number of active customers that increased by 79.9% and 69.8%, respectively, for the fourth quarter and fiscal year, as luxury consumer spending remained resilient despite a macro-slowdown in the economy.

“In maintaining our leadership as both distinct trend-spotter and curator of luxury lifestyles the challenge has always been to meet the ever-evolving standards and definition of luxury to our consumers. In order to deliver on these goals, we not only upgraded our technology backbone but delved deeper into market segmentation, while expanding partnerships with high-end international consumer brands and service providers in order to continuously add to our evolving offerings. Ultimately our strategic positioning to be the leading boutique lifestyle platform is bearing fruit as we further strengthen our platform’s luxury eco-system through integration of our customer’s online and offline experiences.”

“Secoo’s solid results in the fourth quarter and throughout fiscal 2018 exemplifies the Company’s success in meeting unmet demand for our unique luxury lifestyle product offerings and experiences,” said Mr. Shaojun Chen, Chief Financial Officer of Secoo. “Benefiting from economies of scale and healthy operating leverage, our income from operations increasing by 475.8% and 131.3%, for the fourth quarter and full-year respectively. We also note, total revenues in the fourth quarter reflect a shifting contribution mix as revenues from “Marketplace and other services” as a percentage of total revenues ramped in comparison to prior periods. In the fourth quarter, gross profit margin was up 320 basis points to 18.7% from the same quarter last year as revenue from Marketplace and other services, an asset light business which provides services to third-party purveyors continues to ramp and in the long run, serve to contribute greatly to the profitability of the overall business.”

Recent Developments

•                  From the fourth quarter to date, Secoo continued direct collaboration efforts, adding over 100 brands, including sought-after international fashion and fashion brands such as Michael Kors, Ports, Marni, Trussardi, Rene Caovilla, Moose Knuckles, Jason Wu, MSGM, Paul & Joe and Jenny Packham.

•                  In March 2019, Secoo formed a strategic collaboration with Italian’s well-known luxury fashion online retailer, LuisaViaRoma.com (LVR). Through the collaboration, LVR will offer a selection of sought-after European luxury fashion brands on Secoo’s platform. Leveraging the partnership, Secoo will further strengthen its supply chain in Europe. LVR appoints Secoo as its exclusive third-party distributor in China, including Hong Kong, Macau and Taiwan.

•                  In April 2019, Secoo entered into a business agreement with El Corte Inglés, a European leader in department stores and a benchmark in Spanish distribution, to sell fashion and luxury products from El Corte Inglés on Secoo’s online e-commerce platform bringing expanded and varied shopping selection to Chinese consumers.

•                  In March 2019, Secoo signed a strategic business cooperation agreement with Spring Studios and Spring Place, which is home to prestigious events such as New York Fashion Week and the Tribeca Film Festival. Through the partnership, Secoo aims to broaden and deepen connections to the global fashion community, driving international expansion initiatives.

•                  In April 2019, Secoo formed strategic partnerships with the national airport and downtown duty-free store operator, China National Service Corporation, further expanding the Company’s omni-channel portfolios, with the aim to lead the new retail model of omni-channel solutions in the domestic duty-free consumer industry.

•                  In November 2018, BAZAAR Jewelry, a world-famous fashion jewelry brand together with 16 other top independent domestic China jewelry design brands established themselves on the Secoo platform.

•                  In March 2019, Secoo and the iconic brand Karl Lagerfeld have also established a strategic cooperation; and will cooperate in omni-channel solutions, co-branded lifestyle products, creative fashion design, marketing to millennials and so on.

•                  Secoo continued efforts to diversify and curate its boutique lifestyle portfolios to meet the increasing demand in luxury and fashion lifestyle in China. These efforts include:

•                  In December 2018, we collaborated with Caissa Travel organizing a tourism exhibition, promoting exclusive luxury oriented tour offerings to consumers. The exhibition was held by combining online and offline marketing activities in major top-tier cities during Secoo’s 2018 Luxury Festival sale days.

•                  In March 2019, Secoo reached a cooperation agreement with Utour Group Co., Ltd to leverage respect resources and strength in order to implement omni-channel solutions in overseas tourism market, as well as membership sharing rights. Secoo manages to provide tourists with more selection of select shops and brand stores in the destination through an omnichannel network. Currently, Secoo and Utour Group have already launched a series of ‘48-hour Japanese Shopping’ travel itineraries.

•                  In the fourth quarter of 2018, Secoo upgraded its operating infrastructure. Based on Oracle’s Cloud Platform architecture and utilizing Big Data, Secoo’s front- and back-end systems now have higher inter-operability from a financial reporting and operational standpoint, providing an intelligence-driven digital platform for faster domestic expansion, as well as serving as the technology backbone of the global platform.

•                  In January 2019, Secoo cooperated with Weibo to publish a white paper for luxury spending power, addressing user profile of luxury shoppers on Weibo. This white paper combined shopping data from Secoo’s online platform with online social behavior of customers through Weibo accounts.

Fourth Quarter 2018 Financial Results

GMV increased by 58.5% to RMB3,080.7 million (US$448.1 million) for the fourth quarter of 2018, from RMB1,943.4 million for the fourth quarter of 2017.

Total number of orders increased by 72.0% to 945.2 thousand for the fourth quarter of 2018 from 549.4 thousand for the fourth quarter of 2017.

Total revenues for the fourth quarter of 2018 increased by 27.0% to RMB1,792.6 million (US$260.7 million) from RMB1,411.6 million in the fourth quarter of 2017, primarily driven by the strong growth in our marketing campaigns during the period.

Cost of revenues increased by 22.2% to RMB1,458.1 million (US$212.1 million) for the fourth quarter of 2018 from RMB1,192.8 million for the fourth quarter of 2017, which was in line with the increase of total revenues.

Operating expenses increased by 28.3% to RMB265.4 million (US$38.6 million) for the fourth quarter of 2018 from RMB206.8 million for the fourth quarter of 2017.

Fulfillment expenses increased by 6.9% to RMB40.1 million (US$5.8 million) for the fourth quarter of 2018 from RMB37.5 million for the fourth quarter of 2017. The increase was primarily attributable to the increase in sales volume, including the third-party payment commission paid during the period.

Marketing expenses increased by 56.4% to RMB153.7 million (US$22.4million) for the fourth quarter of 2018 from RMB98.3 million for the fourth quarter of 2017. The increase was primarily due to the increase in marketing promotions for the “Double-11” and “Luxury Festival” events, as well as the increase in staff compensation and benefits expenses.

Technology and content development expenses increased by 13.3% to RMB21.3 million (US$3.1 million) for the fourth quarter of 2018 from RMB18.8 million for the fourth quarter of 2017. The increase was primarily due to the continuous investment in our technology department, including increase in the number of our technology staff.

General and administrative expenses decreased by 3.6% to RMB50.3 million (US$7.3 million) for the fourth quarter of 2018 from RMB52.2 million for the fourth quarter of 2017. The decrease was primarily attributable to the decrease in stock based compensation in 2018, offsetting by the increase in staff compensation and benefits during the period.

Income from operations increased by 475.8% to RMB69.1 million (US$10.0 million) for the fourth quarter of 2018, from RMB12.0 million for the fourth quarter of 2017.

Non-GAAP income from operations for the fourth quarter of 2018 was RMB75.5 million (US$11.0 million), compared to RMB52.5 million for the fourth quarter of 2017.

Income tax expenses was RMB10.7 million (US$1.6 million) in the fourth quarter of 2018, compared with an income tax benefits RMB32.3 million for the fourth quarter of 2017.

Net income was RMB48.3 million (US$7.0 million) for the fourth quarter of 2018, representing an increase of 2.8% from RMB47.0 million for the fourth quarter of 2017.

Non-GAAP net income5, which excludes share-based compensation expenses, decreased by 37.4% to RMB54.8 million (US$8.0 million) in the fourth quarter of 2018 from RMB87.5 million in the fourth quarter of 2017.

Net income attributable to ordinary shareholders of Secoo Holding Limited for the fourth quarter of 2018 was RMB46.5 million (US$6.8 million), compared to RMB47.0 million for the fourth quarter of 2017.

Basic and diluted net income per share were RMB1.85 (US$0.27) and RMB1.79 (US$0.26), respectively, for the fourth quarter of 2018, compared with basic and diluted net income per share of RMB1.84 and RMB1.76, respectively, for the fourth quarter of 2017. Basic and diluted net income per ADS were RMB0.92 (US$0.13) and RMB0.89 (US$0.13), respectively, for the fourth quarter of 2018, compared to basic and diluted net income per ADS of RMB0.92 and RMB0.88, respectively, for the fourth quarter of 2017.

Non-GAAP basic and diluted net income per share were RMB2.11 (US$0.31) and RMB2.04 (US$0.30), respectively, for the fourth quarter of 2018, compared to RMB3.42 and RMB3.28, respectively, for the fourth quarter of 2017.  Non-GAAP basic and diluted net income per ADS were RMB1.05 (US$0.15) and RMB1.02 (US$0.15), respectively, for the fourth quarter of 2018, compared to RMB1.71 and RMB1.64, respectively, for the fourth quarter of 2017.

Cash, Time Deposits, and Restricted Cash

As of December 31, 2018, the Company had cash, time deposits, and restricted cash of RMB1,195.0 million (US$173.8 million).

5 Non-GAAP net income is a non-GAAP financial measure, which is defined as net income excluding share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Full Year 2018 Financial Results

GMV increased by 52.9% to RMB8,048.1 million (US$1,170.5 million) for full year 2018, from RMB5,262.4 million for 2017.

Total number of orders increased by 64.3% to 2.3 million for full year 2018 from 1.4 million for 2017.

Total revenues for full year 2018 increased by 44.0% to RMB5,387.6 million (US$783.6 million) from RMB3,740.5 million in 2017, primarily driven by the growth in our total active customers and total number of orders served during the period.

Cost of revenues increased by 41.5% to RMB4,427.8 million (US$644.0 million) for full year 2018 from RMB3,128.4 million for 2017, which was in line with the increase of total revenues.

Operating expenses increased by 43.2% to RMB740.5 million (US$107.7 million) for full year 2018 from RMB517.2 million for 2017.

Fulfillment expenses increased by 40.0% to RMB138.7 million (US$20.2 million) for full year 2018 from RMB99.1 million for 2017. The increase was primarily attributable to the increase in sales volume.

Marketing expenses increased by 66.9% to RMB410.5 million (US$59.7 million) for full year 2018 from RMB246.0 million for 2017.

Technology and content development expenses increased by 29.5% to RMB80.4 million (US$11.7 million) for full year 2018 from RMB62.1 million for 2017. The increase was primarily due to the  increase in our technology staff headcount to support the growth of the business.

General and administrative expenses increased by 0.6% to RMB110.8 million (US$16.1 million) for full year 2018 from RMB110.1 million for 2017.

Income from operations increased by 131.3% to RMB219.3 million (US$31.9 million) for full year 2018, from RMB94.8 million for 2017.

Non-GAAP income from operations for full year 2018 was RMB243.0 million (US$35.3 million), compared with RMB140.9 million for 2017.

Income tax expenses was RMB40.7 million (US$5.9 million) for full year 2018, compared with an income tax benefits of RMB31.5 million for 2017.

Net income was RMB155.5 million (US$22.6 million) for full year 2018, representing an increase of 16.6% from RMB133.4 million for 2017.

Non-GAAP net income, which excludes share-based compensation expenses, decreased to RMB179.2 million (US$26.1 million) in full year 2018 from a Non-GAAP net income of RMB179.5 million in 2017.

Net income attributable to ordinary shareholders of Secoo Holding Limited for full year 2018 was RMB151.8 million (US$22.1 million), compared to a net loss of RMB69.4 million for 2017, which was primarily due to the accretion of preferred shares in 2017, compared to negligible such amount in 2018.

Basic and diluted net income per share were RMB6.02 (US$0.88) and RMB5.82 (US$0.85), respectively, for full year 2018, compared with basic and diluted net loss per share of RMB5.55 for 2017. Basic and diluted net income per ADS were RMB3.01 (US$0.44) and RMB2.91 (US$0.42), respectively, for full year 2018, compared to basic and diluted net loss per ADS of RMB2.78, for 2017.

Non-GAAP basic and diluted net income per share were RMB6.95 (US$1.01) and RMB6.72 (US$0.98), respectively, for full year 2018, compared with basic and diluted net loss per share of RMB1.87 for 2017.  Non-GAAP basic and diluted net income per ADS were RMB3.48 (US$0.51) and RMB3.36 (US$0.49), respectively, for full year 2018, compared with basic and diluted net loss per ADS of RMB0.93 for 2017.

First Quarter 2019 Guidance

Starting from the fourth quarter of 2018, we have been undergoing a shift in our marketplace platform in order to improve profitability. As a result, our GMV and revenue mix might be relatively different from our previous business model.

In light of this development in our business model, the Company currently expects total revenues for the first quarter of 2019 to be in the range of RMB0.97 billion and RMB1.07 billion, which would represent an increase of approximately 21% to 33% on a year-over-year basis.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change. The Company’s ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

Conference Call Information

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on April 4, 2019 (8:00 PM Beijing/Hong Kong Time on April 4, 2019).

The dial-in details for the live conference call are as follows:

United States:	+1-845-675-0437

International:	+65-6713-5090

Hong Kong:	+852-3018-6771

China:	400-620-8038

Conference ID:	1259337

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.secoo.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until April 11, 2019, by dialing the following telephone numbers:

United States:	+1-646-254-3697

International:	+61-2-8199-0299

Hong Kong:	+852-3051-2780

China:	400-632-2162

Replay Access Code:	1259337

About Secoo Holding Limited

Secoo Holding Limited (“Secoo”) is Asia’s largest online integrated upscale products and services platform as measured by GMV in 2016. Secoo provides customers a wide selection of authentic upscale products and lifestyle services on the Company’s integrated online and offline shopping platform which consists of the Secoo.com website, mobile applications and offline experience centers, offering over 300,000 SKUs, covering over 3,000 global and domestic brands. Supported by the Company’s proprietary database of upscale products, authentication procedures and brand cooperation, Secoo is able to ensure the authenticity and quality of every product offered on its platform.

For more information, please visit http://ir.secoo.com

Use of Non-GAAP Financial Measures

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use non-GAAP income from operations, non-GAAP net income attributable to ordinary shareholders of Secoo Holding Limited, and non-GAAP basic and dilutive net income per share and ADS as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance.  We define non-GAAP net income as net income excluding share-based compensation. We define non-GAAP net income per share as non-GAAP net income attributable to ordinary shareholders of Secoo Holding Limited dividing by weighted average number of basic and diluted share outstanding, including the dilutive effect of share-based awards as determined under the treasury stock method.  We define non-GAAP basic and diluted net income per ADS as non-GAAP basic and diluted net income per share divided by two as two ADSs represent one ordinary share.  We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The use of non-GAAP financial measures has certain limitations. These non-GAAP measures exclude certain items that have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, and should not be considered a substitute for or superior to U.S. GAAP results. In addition, these non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Secoo does.

Reconciliation of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure is set forth at the end of this release.

Exchange Rate Information

This press release contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.8755 to US$1.0, the noon buying rate in New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York in effect as of December 31, 2018.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to Secoo management quotes and the Company’s financial outlook. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements.  Secoo Holding Limited may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China.  For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, please see its filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

In China:
Secoo Holding Limited
Jingbo Ma
Tel: +86 (10) 6588-0135
E-mail:  ir@secoo.com

The Piacente Group, Inc.
Jenny Cai

Tel: +86 (10) 5730-6202
E-mail:  Secoo@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail:  Secoo@tpg-ir.com

SECOO HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share data)

	For the Three Months Ended December 31,			For the Twelve Months Ended December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Merchandise sales	1,384,230	1,725,074	250,901	3,680,795	5,244,446	762,773
Marketplace and other services	27,364	67,522	9,821	59,660	143,131	20,817
Total revenues	1,411,594	1,792,596	260,722	3,740,455	5,387,577	783,590
Cost of revenues	(1,192,808)	(1,458,104)	(212,072)	(3,128,441)	(4,427,844)	(644,003)
Gross profit	218,786	334,492	48,650	612,014	959,733	139,587
Operating expenses:
Fulfillment expenses	(37,505)	(40,140)	(5,838)	(99,064)	(138,710)	(20,175)
Marketing expenses	(98,256)	(153,703)	(22,355)	(245,989)	(410,548)	(59,712)
Technology and content development expenses	(18,791)	(21,298)	(3,098)	(62,081)	(80,398)	(11,693)
General and administrative expenses	(52,248)	(50,273)	(7,312)	(110,059)	(110,802)	(16,115)
Total operating expenses	(206,800)	(265,414)	(38,603)	(517,193)	(740,458)	(107,695)
Income from operations	11,986	69,078	10,047	94,821	219,275	31,892
Other income/(expenses):
Interest expense, net	(1,706)	(23,369)	(3,399)	(6,562)	(42,533)	(6,186)
Foreign currency exchange gains/(losses)	1,982	167	24	9,477	(11,737)	(1,707)
Others	2,397	13,159	1,914	4,148	31,269	4,548
Income before income tax	14,659	59,035	8,586	101,884	196,274	28,547
Income tax benefits/(expenses)	32,302	(10,714)	(1,558)	31,525	(40,728)	(5,924)
Net income	46,961	48,321	7,028	133,409	155,546	22,623
Income/(loss) attributable to redeemable non-controlling interest	(125)	1,296	189	(298)	2,001	291
Income/(loss) attributable to non-redeemable non-controlling interest	(143)	551	80	(349)	1,712	249
Net income attributable to Secoo Holding Limited	47,229	46,474	6,759	134,056	151,833	22,083
Accretion to redeemable non-controlling interest redemption value	(251)	—	—	(798)	—	—
Accretion to preferred share redemption value	—	—	—	(202,679)	—	—
Net income/(loss) attributable to ordinary shareholders of Secoo Holding Limited	46,978	46,474	6,759	(69,421)	151,833	22,083
Net income/(loss) per share
— Basic	1.84	1.85	0.27	(5.55)	6.02	0.88
— Diluted	1.76	1.79	0.26	(5.55)	5.82	0.85

Net income/(loss) per ADS
— Basic	0.92	0.92	0.13	(2.78)	3.01	0.44
— Diluted	0.88	0.89	0.13	(2.78)	2.91	0.42
Weighted average number of shares outstanding used in computing net income/(loss) per share
— Basic	25,565,681	25,122,199	25,122,199	12,500,821	25,235,404	25,235,404
— Diluted	26,696,230	25,997,057	25,997,057	12,500,821	26,099,501	26,099,501

SECOO HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share data)

	As of December 31,	As of December 31,
	2017	2018
	RMB	RMB	US$
Assets
Current assets
Cash	453,425	1,034,385	150,445
Time deposits	292,318	68,632	9,982
Restricted cash	55,214	89,222	12,977
Investment in equity security	—	26,032	3,786
Accounts receivable	54,210	119,580	17,392
Inventories	1,189,885	1,723,484	250,670
Advances to suppliers	53,016	247,797	36,041
Prepayments and other current assets	22,943	135,651	19,730
Amount due from related parties	38	11,184	1,627
Total current assets	2,121,049	3,455,967	502,650
Non-current assets
Property and equipment, net	40,793	56,698	8,246
Intangible Asset	—	12,267	1,784
Restricted cash	123,800	2,800	407
Investment in equity investees		2,859	416
Deferred tax assets	43,981	51,214	7,449
Goodwill	—	20,413	2,969
Other non-current assets	8,085	19,030	2,768
Total non-current assets	216,659	165,281	24,039
Total assets	2,337,708	3,621,248	526,689

LIABILITIES
Current liabilities
Short-term borrowings and current portion of long-term borrowings	177,274	134,324	19,537
Accounts payable	318,414	146,969	21,376
Amount due to related parties	2,467	1,564	227
Advances from customers and deferred revenue	80,899	229,826	33,426
Accrued expenses and other current liabilities	343,936	433,252	63,014
Total current liabilities	922,990	945,935	137,580
Non-current liabilities
Long-term borrowings, excluding current portion	124,324	1,151,560	167,488
Long-term liabilities	—	14,240	2,071
Total non-current liabilities	124,324	1,165,800	169,559
Total liabilities	1,047,314	2,111,735	307,139
Mezzanine Equity
Redeemable non-controlling interest	5,582	7,587	1,103
Total mezzanine equity	5,582	7,587	1,103
Equity:
Class A Ordinary shares (US$0.001 par value, 150,000,000 shares authorized including class A shares and class B shares, 19,068,224 shares issued and 18,550,770 shares outstanding as of December 31, 2017 and 2018, respectively)	126	126	19
Class B Ordinary shares (US$0.001 par value, 150,000,000 shares authorized including class A shares and class B shares, 6,571,429 shares issued and 6,571,429 shares outstanding as of December 31, 2017 and 2018, respectively)	41	41	6
Treasury Stock (359,595 and 517,454 Class A ordinary shares as of December 31, 2017 and 2018, respectively, at cost)	(42,606)	(71,018)	(10,329)
Accumulated losses	(1,432,586)	(1,280,753)	(186,278)
Additional paid-in capital	2,763,387	2,839,342	412,965
Accumulated other comprehensive loss	(5,304)	(6,373)	(927)
Total equity attributable to ordinary shareholders	1,283,058	1,481,365	215,456
Non-redeemable non-controlling interest	1,754	20,561	2,991
Total equity	1,284,812	1,501,926	218,447
Total liabilities, mezzanine equity and equity	2,337,708	3,621,248	526,689

SECOO HOLDING LIMITED

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Twelve Months Ended
	December 31,			December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
Income from operations	11,986	69,078	10,047	94,821	219,275	31,892
Add:
Share-based compensation expenses	40,528	6,435	936	46,077	23,675	3,443
Non-GAAP income from operations	52,514	75,513	10,983	140,898	242,950	35,335

Net Income	46,961	48,321	7,028	133,409	155,546	22,623
Add:
Share-based compensation expenses	40,528	6,435	936	46,077	23,675	3,443
Non-GAAP net income	87,489	54,756	7,964	179,486	179,221	26,066

Net income/(loss) attributable to ordinary shareholders of Secoo Holding Limited	46,978	46,474	6,759	(69,421)	151,833	22,083
Add:
Share-based compensation expenses	40,528	6,435	936	46,077	23,675	3,443
Non-GAAP net income/(loss) attributable to ordinary shareholders of Secoo Holding Limited	87,506	52,909	7,695	(23,344)	175,508	25,526

Non-GAAP net income per shares:
Basic	3.42	2.11	0.31	(1.87)	6.95	1.01
Diluted	3.28	2.04	0.30	(1.87)	6.72	0.98

Non-GAAP net income per ADS:
Basic	1.71	1.05	0.15	(0.93)	3.48	0.51
Diluted	1.64	1.02	0.15	(0.93)	3.36	0.49
Weighted average number of shares outstanding used in computing the adjusted net income per share
— Basic	25,565,681	25,122,199	25,122,199	12,500,821	25,235,404	25,235,404
— Diluted	26,696,230	25,997,057	25,997,057	12,500,821	26,099,501	26,099,501